September 8, 2025

Robert S. Stefanovich
Chief Financial Officer
Cryoport, Inc.
112 Westwood Place, Suite 350
Brentwood, TN 37027

       Re: Cryoport, Inc.
           Form 10-K fo the fiscal year ended December 31, 2024
           File No. 001-34632
Dear Robert S. Stefanovich:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences